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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JSL Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 West Tenth St.

(No. and Street)

West Point	Georgia	31833
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank E. Plan, President (706) 645-8242

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC

(Name – *if individual, state last, first, middle name*)

6 Concourse Parkway	Atlanta	Georgia	30328
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RM

OATH OR AFFIRMATION

I, Frank E. Plan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JSL Securities, Inc., as of December 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marie Butler
My Commission Expires
Notary Public
August 21, 2021
Alabama State at Large

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JSL SECURITIES, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

December 31, 2018

With

Report of Independent Registered Public Accounting Firm

JSL SECURITIES, INC.

TABLE OF CONTENTS

December 31, 2018

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JSL Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JSL Securities, Inc. (a Georgia corporation) as of December 31, 2018, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of JSL Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of JSL Securities, Inc.'s management. Our responsibility is to express an opinion on JSL Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JSL Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 and the Schedule II, Other Information have been subjected to audit procedures performed in conjunction with the audit of JSL Securities, Inc.'s financial statements. The supplemental information is the responsibility of JSL Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under Rule 15c3-1 and the Schedule II, Other Information are fairly stated, in all material respects, in relation to the financial statements as a whole.

Warren Averett, LLC

We have served as JSL Securities, Inc.'s auditor since 2006.
Atlanta, Georgia
February 27, 2019

JSL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Assets	
Cash	$ 3,775,818
Prepaid Expense	3,806
TOTAL ASSETS	$ 3,779,624

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Due to Parent, net	$ 550,122
Accrued Expenses	220,451
TOTAL LIABILITES	770,573
Stockholder's Equity	
Common Stock, $0.01 par value, 1,000 shares authorized, issued and outstanding	10
Paid-in Capital	130,490
Retained Earnings	2,878,551
TOTAL STOCKHOLDER'S EQUITY	3,009,051
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,779,624

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2018

Commissions Revenue	$ 2,898,207
Operating Expenses	
Compensation Expense	1,734,828
Management Fees	120,396
Other	114,947
Total Operating Expenses	1,970,171
Net Income before Income Tax Expense	928,036
Income Tax Expense	255,200
Net Income	$ 672,836

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2018

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at December 31, 2017	$ 10	$ 130,490	$2,205,715	$2,336,215
Net Income	-	-	672,836	672,836
Balance at December 31, 2018	$ 10	$ 130,490	$2,878,551	$3,009,051

See accompanying notes to financial statements.

JSL SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2018

Cash Flows from Operating Activities	
Net Income	$ 672,836
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Decrease in prepaid expense	2,905
Decrease in income taxes payable	(45,713)
Increase in accrued expenses	60,862
Increase in due to parent, net	264,679
Net Cash Provided by Operating Activities	282,733
NET INCREASE IN CASH	955,569
Cash at Beginning of Year	2,820,249
Cash at End of Year	$ 3,775,818

See accompanying notes to financial statements.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Organization and Business: JSL Securities, Inc. (the "Company" or "JSL Securities") was incorporated in Georgia on March 6, 2006. The Company is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of J. Smith Lanier & Co., ("JSL") a regional insurance broker with offices located in Georgia, Alabama, Florida, Kentucky and Tennessee. The Company started operations on March 1, 2007. On January 31, 2017, JSL was merged with and into Marsh & McLennan Agency, LLC (MMA) a wholly owned subsidiary of Marsh & McLennan Companies, Inc. (MMC), a publicly traded entity. The Company survived the merger and will continue to operate as a registered broker-dealer as a wholly owned subsidiary of MMA. On November 1, 2018 MMA transferred its ownership of the Company to Marsh Insurance & Investments, LLC (MIIL). MIIL is an affiliated entity of MMC. The Company clears it trades through third party broker dealer agreements with Royal Alliance, Inc., FSC Securities, Inc. and Pro-Equities, Inc.

Basis of Accounting: JSL Securities prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition: Commission revenue is predominantly commission income received from other third party broker dealers and insurance carriers that is recognized when the performance obligations have been satisfied.

Concentration of Credit Risk: The Company maintains balances with banks in excess of federally insured limits. Deposit accounts are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). At December 31, 2018, the Company exceeded FDIC limits at various institutions by approximately $3,673,000. The Company has not experienced any losses in such accounts and believes there is little to no exposure of any significant credit risk.

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*. The Company has elected to file a consolidated federal income tax return with its parent, MMA.

At December 31, 2018, management does not believe there are any uncertain tax positions as defined by FASB ASC 740, *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal tax filings for the current year and previous filings for tax years 2017, 2016 and 2015 which are still open under the statute of limitations.

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES—Continued

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations: At December 31, 2018, two sources accounted for 95% of commission revenue collected, see note B.

Fair Values of Financial Instruments: Financial instruments are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2019 and February 26, 2019 which is the date the financial statements were issued, for possible recognition or disclosure in the financial statements.

Recent Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)," which outlined a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and superseded most current revenue recognition guidance, including industry-specific guidance. As required, the Company adopted this guidance as of January 1, 2018. The Company adoption of this guidance did not have a material impact on the financial statements of the Company.

NOTE B—REVENUE SHARE AGREEMENT

The Company has entered into Broker Dealer Services Agreements with four separate third party broker dealer entities. Under the agreements, all customer relationships created are recorded on the books and records of and accounted for solely as an account of the third-party broker dealer. Company sales representatives are affiliated with both the third-party broker dealer and the Company. The sales representatives have waived their rights to the revenue they generate on behalf of the third-party broker dealer and instead direct the third-party broker dealer to pay such revenue to the Company. Revenue paid to the Company under the third-party broker dealer agreements during 2018 totaled $2,802,779 of which the Company recognized $2,395,565 from Royal Alliance, $360,132 from FSC Securities Corporation, and $42,769 from Pro-Equities, Inc. and $4,333 from Invest Financial Corporation.

NOTE C—RELATED PARTY TRANSACTIONS

Effective February 1, 2017, JSL Securities entered into an Expense Sharing Agreement with MMA (new acquirer). JSL Securities agreed to pay MMA for expenses associated with the JSL Securities operations, including rent, office supplies, postage, technology and other non-regulatory expenses. During 2018, JSL Securities reimbursed MMA approximately $120,000 under the Agreement. Additionally, MMA funded payments for federal income taxes for the Company during 2018 which were accounted for through the Due to Parent account.

NOTE D—NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 $^{2}/_{3}$% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2018, the Company had net capital of $3,005,245 which was $2,953,873 in excess of its required net capital of $51,372. Reference Schedule I included in Supplemental Information of this report.

NOTE E—INCOME TAXES

The provision for income taxes is as follows:

Current provision:		
Federal	$	173,345
State		71,372
Total current income taxes		244,717
Deferred provision:		
Federal	$	7,674
State		2,809
Total deferred income taxes		10,483
Total provision for income taxes	$	255,200

The Company files its federal and state income tax returns as part of a consolidated group with Parent. The Company and Parent have entered into a consolidated income tax sharing agreement whereby the Company recognizes its income tax liability as if it filed a separate income tax return.

As of December 31, 2018, the Company has recorded a federal current and deferred income tax expense of $181,019 and is shown as a payable Due to the Parent for its share of the 2018 consolidated federal income tax liability. For 2018, the Company has also recorded a state current and deferred income tax expense of $74,181 and is shown as a payable Due to the Parent for its share of the 2018 state income tax liability. The federal and state income tax payable from the 2017 tax year due Parent of $250,384 and $45,713 have not been paid to Parent. The total federal income tax payable due Parent is $431,403 and total state income tax payable due Parent is $119,894 at December 31, 2018. These amounts will be paid to Parent in October 2019 once the 2018 federal consolidated and state income tax returns are filed by Parent.

NOTE F – DEFINED CONTRIBUTION PLAN

The Marsh & McLennan Companies, Inc. 401(k) & Savings Plan cover's substantially all employees of the Company. Marsh & McLennan Companies, Inc. matches fifty percent (50%) of the first six (6%) of salary that each participant contributes not to exceed more than three percent (3%) of the participants' eligible compensation.

SUPPLEMENTAL INFORMATION

JSL SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2018

Computation of Net Capital	
Total stockholder's equity	$ 3,009,051
Deduct non-allowable assets	(3,806)
Net capital	$ 3,005,245
Computation of Aggregate Indebtedness	
Total aggregate indebtedness	$ 770,573
Computation of Minimum Net Capital Requirement	
Net capital	$ 3,005,245
Minimum net capital to be maintained (Greater of $5,000 or 6 2/3% of total aggregate indebtedness)	(51,372)
Net capital in excess of requirement	$ 2,953,873
Percentage of aggregate indebtedness to net capital	25.64%

There is no significant difference between net capital as computed by the Company on its corresponding unaudited Form X-17A-5 as of December 31, 2018 as filed on January 22, 2019 and the audited financial statements at December 31, 2018. See accompanying report of independent registered public accounting firm.

See accompanying report of independent registered public accounting firm.

JSL SECURITIES, INC.
SCHEDULE II
OTHER INFORMATION
DECEMBER 31, 2018

The following statements and computations are not applicable at December 31, 2018, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of general creditors. The statement of changes in liabilities to claims of general creditors has been omitted since JSL Securities, Inc. had no such liabilities outstanding at the beginning of the year, during the year or at year end.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation pursuant to the Commodity Exchange Act.

The Company qualifies for exemption of b) and c) above under subparagraph (k) (2) (ii) of Rule 15c3-3. See accompanying report of independent registered public accounting firm.

JSL Securities, Inc.
Exemption Report
December 31, 2018

JSL Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulaged by the Securities and Exchange Commission (17 C.F.R. Section 240.17-a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report from C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F. R. Section 240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year without exception.

JSL Securities, Inc.

I, Frank E. Plan, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Frank E. Plan
President

Date: 1/28/2019

Warren Averett
CPAs AND ADVISORS

6 Concourse Parkway, Suite 600
Atlanta, GA 30328-5351
770.396.1100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
JSL Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) JSL Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which JSL Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provision") and (2) JSL Securities, Inc. stated that JSL Securities, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. JSL Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JSL Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Warren Averett, LLC

Atlanta, GA
February 27, 2019